UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Renaissance Acquisition Corp.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

75966C305

(CUSIP Number)

Barry W. Florescue
c/o Renaissance Acquisition Corp.
50 East Sample Road, Suite 400
Pompano Beach, FL 33064

Telephone: (954) 784-3031

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 27, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

 (Continued on following pages)

(Page 1 of 8 Pages)

_____________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 75966C305	Page 2 of 8 Pages

1)	NAME OF REPORTING PERSON

Barry W. Florescue

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
PF

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

7) SOLE VOTING POWER
NUMBER OF	3,893,469
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	N/A
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	3,893,469
WITH
10) SHARED DISPOSITIVE POWER
N/A

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,893,469

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.83%

14)	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D
CUSIP No. 75966C305	Page 3 of 8 Pages

1)	NAME OF REPORTING PERSON

RAC Partners LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC, AF

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	3,858,469
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	N/A
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	3,858,469
WITH
10) SHARED DISPOSITIVE POWER
N/A

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,858,469

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.67%

14)	TYPE OF REPORTING PERSON
OO (LLC)

Page 4 of 8 Pages

This Amendment No. 1 (“Amendment No. 1”) supplementally amends the initial statement on Schedule 13D, filed with the Securities and Exchange Commission on February 8, 2007 (the “Schedule 13D”), by Barry W. Florescue and RAC Partners, LLC (collectively, the “Reporting Persons”).  Capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Schedule 13D.

This Amendment No. 1 is filed by the Reporting Persons in accordance with Exchange Act Rule 13d-2, and it shall refer only to the information that has materially changed since the filing of the Schedule 13D.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended to include the following information:

Consistent with Mr. Florescue’s share purchase plan with Ladenburg Thalmann & Co. Inc. (the “Underwriter”), the representative of the underwriters in the Issuer's initial public offering (“IPO”), on October 2, 2008, Mr. Florescue arranged for RAC Partners  to place a $12 million limit order for the Issuer’s Common Stock in compliance with Rules 10b5-1 and 10b-18 under the Exchange Act, such order commencing ten business days after the Issuer filed its Current Report on Form 8-K announcing its execution of a definitive agreement for the Merger (as defined below) with First Communications, Inc. (“First Communications”) and ending on the business day immediately preceding the record date for the meeting of stockholders at which the Merger is to be voted upon.  On October 1, 2008, RAC Partners entered into an agreement with Mr. Florescue to borrow up to $12 million to fund its purchases under the limit order.

Since the placement of the limit order, RAC Partners has purchased 283,669 shares of the Issuer’s Common Stock for an aggregate purchase price of $1,591,808.77.  The average purchase price per share was $5.63.

ITEM 4.     PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

The Reporting Persons have acquired the Issuer's Common Stock and the Insider Warrants for investment purposes. The Reporting Persons may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Persons, acquire additional shares of Common Stock.

As per the stock escrow agreement between the Reporting Persons, the Issuer and Continental Stock Transfer and Trust Company, the Reporting Persons have placed an aggregate of 3,893,469 shares of Common Stock, of which RAC Partners owns 3,858,469 shares of record and Mr. Florescue owns 35,000 shares of record, into an escrow account maintained by Continental Stock Transfer and Trust Company, acting as escrow agent. Subject to certain limited exceptions, (such as transfers to relatives and trusts for estate planning purposes, while remaining in escrow), these shares will not be transferable during the escrow period and will not be released from escrow until one year after the Issuer consummates an Acquisition, or earlier if, following an Acquisition by the Issuer, the Issuer engages in a subsequent transaction resulting in Issuer's stockholders having the right to exchange their shares for cash or other securities or if the Issuer liquidates and dissolves.

Page 5 of 8 Pages

In addition, the Insider Warrants held by RAC Partners have been placed into a separate escrow account maintained by Continental Stock Transfer and Trust Company, acting as escrow agent. Subject to certain limited exceptions (such as transfers to relatives and trusts for estate planning purposes, while remaining in escrow), these Insider Warrants will not be transferable during the escrow period and will not be released from escrow until 30 days after the Issuer completes an Acquisition.

On September 13, 2008, the Issuer, First Communications, FCI Merger Sub I, Inc. (“Merger Sub I”), FCI Merger Sub II, LLC (“Merger Sub II”) and The Gores Group, LLC, solely in its capacity as Stockholders’ Representative (“Stockholders’ Representative”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, Merger Sub I will merge with and into First Communications, with First Communications continuing as the surviving corporation (“First Merger”), and First Communications will immediately thereafter merge with and into Merger Sub II, with Merger Sub II continuing as the surviving limited liability company (“Second Merger,” and together with the First Merger, the “Merger”). The description of the Merger Agreement in this Amendment does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which was filed as Annex A to the proxy statement/prospectus filed on Form S-4 by the Issuer on October 20, 2008 (the “Proxy Statement/Prospectus”).

Pursuant to a share purchase plan entered into with the Underwriter prior to the Issuer’s IPO, RAC Partners, an entity controlled by Mr. Florescue, the Issuer’s chairman and chief executive officer, placed a limit order for $12 million of the Issuer’s Common Stock in compliance with Rules 10b5-1 and 10b-18 under the Exchange Act, which commenced ten business days after the Issuer filed its Current Report on Form 8-K announcing its execution of a definitive agreement for the Merger, and will end on the business day immediately preceding the record date for the meeting of stockholders at which the Merger is to be voted upon. Mr. Florescue also agreed that he would not sell or transfer any shares of Common Stock purchased by him pursuant to this agreement until one year after the Issuer has completed an “Acquisition” as defined in the Issuer's final prospectus filed with the Securities and Exchange Commission on January 31, 2007 (the “Final Prospectus”).  The Reporting Persons currently intend to vote any shares purchased on the open market after the IPO, including the shares purchased under the share purchase plan, in favor of the proposals set forth in the Proxy Statement/Prospectus at the special meeting of the Issuer’s stockholders which has not yet been scheduled.  All other shares owned by the Reporting Persons, which were acquired prior to the IPO, must be voted on the proposals set forth in the Proxy Statement/Prospectus in accordance with the majority of the votes cast by the holders of shares of Common Stock issued pursuant to the IPO.

The Reporting Persons may, from time to time or at any time, subject to market conditions and other factors, and in compliance with Rule 10b-18 under the Exchange Act and any other applicable laws, purchase additional shares of the Issuer’s Common Stock on the open market, including, but not limited to shares acquired pursuant to the share purchase plan.  At the date of this Statement, the Reporting Persons, except as set forth in this Statement, the Final Prospectus or the Proxy Statement/Prospectus have no plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

Page 6 of 8 Pages

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which ay impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j) Any action similar to any of those actions enumerated above.

ITEM 5.     INTERESTS IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety to read as follows:

According to information provided by the Company, as of the date of this Statement, there are 21,840,000 shares of Common Stock outstanding.  Accordingly, in computing the percentages of Common Stock beneficially owned by the Reporting Persons, such number was used.

As of the date of this Statement, RAC Partners may be deemed to be the beneficial owner of an aggregate 3,858,469 shares of the Issuer’s Common Stock, which represents approximately 17.67% of the Common Stock outstanding as of the date of this Statement.  RAC Partners is the record owner of these securities. However, Mr. Florescue has all the voting and dispositive power over securities owned by RAC Partners. Accordingly, RAC Partners disclaims any beneficial ownership of such securities.

As of the date of this Statement, Mr. Florescue may be deemed to be the beneficial owner of an aggregate of 3,893,469 shares of the Issuer’s Common Stock, which represents approximately 17.83% of the Common Stock outstanding as of the date of this Statement. Of these 3,893,469 shares of Common Stock, Mr. Florescue is the record owner of 35,000 shares and RAC Partners is the record owner of 3,858,469 shares. Mr. Florescue has all the voting and dispositive power over securities owned by RAC Partners.

In connection with the IPO, Mr. Florescue entered into an agreement with the Issuer and the Underwriter pursuant to which Mr. Florescue agreed to vote the 3,604,800 shares that he acquired before the IPO in accordance with the majority of the votes cast by the holders of shares of Common Stock issued pursuant to the IPO when voting on the proposals set forth in the Proxy Statement/Prospectus.  Mr. Florescue may vote any shares acquired on the open market after the IPO, including any shares acquired pursuant to the share purchase plan, any way he chooses, and he currently intends to vote such shares in favor of the proposals set forth in the Proxy Statement/Prospectus at the special meeting of the Issuer’s stockholders which has not yet been scheduled.

Page 7 of 8 Pages

The share ownership data in this Item 5 does not include 4,447,667 shares of Common Stock issuable upon exercise of warrants held by RAC Partners that are not currently exercisable and will not become exercisable within 60 days.

The following transactions in the Issuer's Common Stock were effected by the Reporting Persons during the sixty (60) days preceding the date of this Statement.

Common Stock

Reporting Person	Shares of Common Stock	Date	Price/share ($)

RAC Partners	25,000	10/2/2008	5.59

RAC Partners	20,000	10/3/2008	5.60

RAC Partners	48,590	10/6/2008	5.57

RAC Partners	48,400	10/7/2008	5.53

RAC Partners	56	10/9/2008	5.54

RAC Partners	57,412	10/16/2008	5.61

RAC Partners	8,063	10/22/2008	5.69

RAC Partners	300	10/23/2008	5.68

RAC Partners	20,000	10/24/2008	5.70

RAC Partners	27,924	10/27/2008	5.69

RAC Partners	27,924	10/28/2008	5.69

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information in Item 4 is incorporated herein by reference in its entirety; otherwise the information set forth in Item 6 of the Schedule 13D remains unchanged.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1

Joint Filing Agreement, dated as of February 6, 2007, among Barry W. Florescue and RAC Partners LLC (incorporated by reference to Exhibit 1 to the statement on Schedule 13D, filed with the Securities and Exchange Commission by Barry W. Florescue and RAC Partners LLC on February 8, 2007).

Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 31, 2008

BARRY W. FLORESCUE

By:	/s/ Barry W. Florescue

RAC PARTNERS LLC

By:	/s/ Barry W. Florescue
Name: Barry W. Florescue
Title: Managing Member